UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Adams Resources & Energy, Inc.

(Name of Issuer)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

006351308

(CUSIP Number)

THG Securities Fund, L.P.

140 S. Lake Ave., Suite 304

Pasadena, CA 91101

(626) 765-9950

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 006351308

1.	NAME OF REPORTING PERSON
THG Securities Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
132,847
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
132,847
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,847
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Percent of class beneficially owned is calculated based on 2,567,104 shares of the Issuer’s common stock, $0.10 par value (the “Common Stock”), outstanding as of May 1, 2024, as reported by the Issuer in the Form 10-Q for the quarterly period ended March 31, 2024 as filed with the SEC on May 8, 2024.

CUSIP No.: 006351308

1.	NAME OF REPORTING PERSON
THG Securities Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
132,847 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
132,847 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,847 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

(1) The shares of Common Stock reported herein are held directly by THG Securities Fund, L.P. (the “Fund”). As the general partner and investment manager of the Fund, THG Securities Advisors, LLC (the “Manager”) exercises voting and investment power over all of the securities held by the Fund and may be deemed to be the beneficial owner of such securities. The Manager disclaims beneficial ownership of the shares of Common Stock held directly by the Fund, except to the extent of its pecuniary interest in such shares, if any.

(2) Percent of class beneficially owned is calculated based on 2,567,104 shares of Common Stock outstanding as of May 1, 2024, as reported by the Issuer in the Form 10-Q for the quarterly period ended March 31, 2024 as filed with the SEC on May 8, 2024.

CUSIP No.: 006351308

1.	NAME OF REPORTING PERSON
Mark Keith Holdsworth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
3,000 (1)
	8.	SHARED VOTING POWER
132,847 (2)
	9.	SOLE DISPOSITIVE POWER
3,000 (1)
	10.	SHARED DISPOSITIVE POWER
132,847 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
135,847
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The shares of Common Stock reported herein for which Mark Holdsworth has sole voting and dispositive power are held in his personal account or by The Holdsworth Family Living Trust (the “Trust”). Mr. Holdsworth serves as the trustee of the Trust.

(2) The shares of Common Stock reported herein for which Mr. Holdsworth has shared voting and dispositive power are held directly by the Fund. Mr. Holdsworth is the founder of The Holdsworth Group, LLC, which is a managing member of the Manager, the general partner and the investment manager of the Fund, and, in such capacity, Mr. Holdsworth exercises voting and investment power over all of the shares held by the Fund and may be deemed to be a beneficial owner of these shares. Mr. Holdsworth, The Holdsworth Group, LLC and the Manager each disclaims beneficial ownership of the shares of Common Stock held directly by the Fund, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class beneficially owned is calculated based on 2,567,104 shares of Common Stock outstanding as of May 1, 2024, as reported by the Issuer in the Form 10-Q for the quarterly period ended March 31, 2024 as filed with the SEC on May 8, 2024.

CUSIP No.: 006351308

1.	NAME OF REPORTING PERSON
Zachary Levenick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
132,847 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
132,847 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,847
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The shares of Common Stock reported herein for which Mr. Levenick has shared voting and dispositive power are held directly by the Fund. Mr. Levenick is a member of the Manager, the general partner and the investment manager of the Fund, and, in such capacity, Mr. Levenick exercises voting and investment power over all of the shares held by the Fund and may be deemed to be a beneficial owner of these shares. Mr. Levenick disclaims beneficial ownership of the shares of Common Stock held directly by the Fund, except to the extent of his pecuniary interest in such shares, if any.

(2) Percent of class beneficially owned is calculated based on 2,567,104 shares of Common Stock outstanding as of May 1, 2024, as reported by the Issuer in the Form 10-Q for the quarterly period ended March 31, 2024 as filed with the SEC on May 8, 2024.

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Schedule 13D filed with the SEC on June 27, 2024 (collectively with the Amendment, this “Schedule 13D”).

ITEM 1.	Securities and Issuer.

The securities to which this Schedule 13D relates is the common stock, $0.10 par value (“Common Stock”), of Adams Resources & Energy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027.

ITEM 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by THG Securities Fund, L.P. (the “Fund”), THG Securities Advisors, LLC (the “Manager”), Mark Holdsworth, and Zachary Levenick (collectively with the Fund, the Manager and Mr. Holdsworth, the “Reporting Persons” and each individually, a “Reporting Person”) pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement. The Manager has the power to direct the voting and disposition of the shares of the Issuer’s Common Stock held directly by the Fund. Mr. Holdsworth and Mr. Levenick, as the principals of the Manager responsible for the investment holdings and transactions of the Fund, also may be deemed to have beneficial ownership of the reported securities.

(b)	The business address of each Reporting Person is 140 S. Lake Ave., Suite 304, Pasadena, CA 91101.

(c)	The principal business of the Fund is a private pooled investment vehicle.

The principal business of the Manager is the general partner and investment manager of the Fund.

Mr. Holdsworth is the founder and a managing partner of The Holdsworth Group, LLC (“THG”), which is a managing member of the Manager.

Mr. Levenick is a member of the Manager.

(d)	During the last five years, none of the Reporting Persons nor any of their respective general partners, managing members or executive officers, as applicable, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons nor any of their respective general partners, managing members or executive officers, as applicable, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	The Fund is a Delaware limited partnership.

The Manager is a Delaware limited liability company.

Each of Mr. Holdsworth and Mr. Levenick is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the shares of Common Stock held directly by the Fund (the “Fund Shares”) was the working capital of the Fund. All of the Fund Shares reported herein have been purchased in open market transactions through the Fund’s broker-dealers. The total purchase price for the Fund Shares reported herein was approximately $5,343,373, including brokerage commissions, based on the average net purchase price per share of the Fund Shares.

The source of the funds for the shares of Common Stock held directly by Mr. Holdsworth and The Holdsworth Family Living Trust (the “Trust”) was his personal funds. The total purchase price for these shares was approximately $116,310, including brokerage commissions, based on the average net purchase price per share of these shares.

To the extent required by this Item 3 of Schedule 13D, the information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock based on their belief that the Common Stock of the Issuer represented an attractive investment opportunity. The Reporting Persons believe the Issuer’s current share price dramatically undervalues the through-cycle profitability of the Issuer’s operating businesses, combined with its unique portfolio of owned assets and strong capital position. The Reporting Persons will seek to engage in constructive discussions with the Issuer and Issuer’s management and board of directors, other shareholders of the Issuer and other persons regarding Issuer’s corporate governance, board composition, management, operations, business, communications, financial condition, and strategic plans.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, portfolio concentrations and other portfolio guidelines, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings relating to the Issuer, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although, subject to the Stockholders Agreement, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

ITEM 5.	Interest in Securities of the Issuer.

(a)	As of the date of this filing, each Reporting Person’s beneficial ownership of the Common Stock is as follows:

Fund:	132,847	5.2%

Manager:	132,847	5.2%

Zachary Levenick:	132,847	5.2%

Mark Holdsworth:	135,847	5.3%

For purposes of this Schedule 13D, the percent of class beneficially owned is calculated based on 2,567,104 shares of Common Stock outstanding as of May 1, 2024, as reported by the Issuer in the Form 10-Q for the quarterly period ended March 31, 2024 as filed with the SEC on May 8, 2024.

Mr. Holdsworth, Mr. Levenick, and the Manager each disclaims beneficial ownership of the shares held directly by the Fund, except to the extent of its or his pecuniary interest in such shares, if any.

(b)	As of the date of this filing, each Reporting Person has the following voting power and dispositive power with respect to the reported securities:

The Fund and the Manager:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 132,847

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 132,847

Zachary Levenick:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 132,847

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 132,847

Mark Holdsworth:

(1) Sole Voting Power: 3,000

(2) Shared Voting Power: 132,847

(3) Sole Dispositive Power: 3,000

(4) Shared Dispositive Power: 132,847

(c)	Below are the transactions effected by the Reporting Persons in the Issuer’s securities during the past 60 days. Each of the transactions was effected as an open-market transaction through the Reporting Person’s broker-dealers.

Reporting Person	Trade Date	Amount of Shares	Price Per Share (excluding commissions)
Fund	6/24/2024	2,712	$25.0753
Fund	6/25/2024	4,687	$25.0725
Fund	6/26/2024	2,415	$26.098265
Fund	6/27/2024	6,321	$26.786875

(d)	Except as disclosed in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Fund Shares.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, director agreements, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, security-based swaps or other derivative arrangements, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, the Reporting Person is not a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of June 27, 2024, by and among THG Securities Fund, L.P., THG Securities Advisors, LLC, Mark Holdsworth, and Zachary Levenick.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2024

THG Securities Fund, L.P.

By:	THG Securities Advisors, LLC
Its:	General Partner

By:	The Holdsworth Group, LLC
Its:	Managing Member

By:	/s/ Mark Holdsworth
Title: Managing Member

THG Securities Advisors, LLC

By:	The Holdsworth Group, LLC
Its:	Managing Member

By:	/s/ Mark Holdsworth
Title: Managing Member

/s/ Mark Holdsworth
Mark Holdsworth

/s/ Zachary Levenick
Zachary Levenick